Carla Zhou

February 5, 2010

China Grand Resorts Inc.

Rm.905, Reignwood Center

Yong’an Dongli Jianguomen Outer Street

Chaoyang District, Beijing, 100022

P.R.C. China

To China Grand Resorts Inc’s Board of Directors,

I, Carla Zhou, hereby tender my resignation as Chief Financial Officer of China Grand Resorts Inc., effective immediately on February 5, 2010.

I confirm that my departure in no way reflects any disagreements with the Company on matters relating to the Company’s policies, operations or practices, and that I have no claim against the China Grand Resorts Inc. whatsoever whether in respect to fees, remuneration, or compensation for the loss of office.

Sincerely,

/s/ Carla Zhou

Carla Zhou